Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Nine months ended September 30, 2010	Years Ended December 31
		2009	2008	2007	2006	2005
Fixed charges, as defined:
Interest charges	$54,324	$61,361	$74,914	$80,095	$88,426	$84,952
Amortization of debt expense and premium - net	3,214	5,673	4,673	6,345	7,741	7,762
Interest portion of rentals	1,242	1,874	1,601	1,612	1,802	2,394

Total fixed charges	$58,780	$68,908	$81,188	$88,052	$97,969	$95,108

Earnings, as defined:
Pre-tax income from continuing operations	$107,430	$134,971	$120,382	$63,061	$114,927	$70,752
Add (deduct):
Capitalized interest	(1,126)	(545)	(4,612)	(3,864)	(2,934)	(1,689)
Total fixed charges above	58,780	68,908	81,188	88,052	97,969	95,108

Total earnings	$165,084	$203,334	$196,958	$147,249	$209,962	$164,171

Ratio of earnings to fixed charges	2.81	2.95	2.43	1.67	2.14	1.73